

October 14, 2009

By U.S. mail and facsimile to (616) 364-5558

Mr. Michael R. Cole, Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline, N.E.
Grand Rapids, MI 49525

> **RE: Universal Forest Products, Inc.**
> **Definitive Proxy Statement on Schedule 14A filed March 6, 2009**
> **File No. 0-22684**

Dear Mr. Cole:

      We have reviewed your response letter dated October 5, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement Filed March 6, 2009

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

Compensation Program Components, page 16

Incentive Compensation, page 17

1. We note your responses to comments seven and eight in our letter dated September 16, 2009. It remains unclear to us how you determined the non-equity incentive compensation awards received by your named executive officers. Please provide us with a materially complete analysis of the process you used to determine the awards. In this regard, for illustrative purposes, it may be helpful to discuss and analyze in detail the calculation of the actual award received by one of your named executive officers. You should also specifically address in your response how you determined the percentage of the bonus pool allocated to each of your named executive officers. Please note that we may have additional comments based on your response.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Dieter King at (202) 551-3338 with any questions.

Sincerely,

Terence O'Brien
Branch Chief